UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 17, 2017

_______________________

Bats Global Markets, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37732	46-3583191
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (913) 815-7000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

A special meeting of stockholders (the “Special Meeting”) of Bats Global Markets, Inc. (“Bats”) was held on January 17, 2017. A total of 70,661,751 shares of Bats voting common stock, out of a total of 94,132,195 shares of voting common stock issued and outstanding and entitled to vote as of the close of business on December 9, 2016 (the record date for the Special Meeting) were present in person or represented by proxy at the Special Meeting. A summary of the voting results for the following proposals, each of which is described in detail in the joint proxy statement/prospectus dated December 9, 2016 and first mailed to Bats’ stockholders on or about December 12, 2016, is set forth below:

Proposal 1: Adoption of the Merger Agreement

Bats’ stockholders adopted the Agreement and Plan of Merger, dated as of September 25, 2016 (the “Merger Agreement”), as it may be amended from time to time, among Bats, CBOE Holdings, Inc., CBOE Corporation and CBOE V, LLC. The following were the tabulated votes “For” and “Against” this proposal as well as the number of “Abstentions”:

FOR	AGAINST	ABSTAIN
66,648,111	4,011,261	2,379

Proposal 2: Approval, by a Non-Binding, Advisory Vote, of Certain Compensation Based on or Otherwise Relating to the Merger

Bats’ stockholders approved, by a non-binding, advisory vote, certain compensation that may be paid or become payable to Bats’ named executive officers that is based on or otherwise relates to the merger contemplated by the Merger Agreement. The following were the tabulated votes “For” and “Against” this proposal as well as the number of “Abstentions”:

FOR	AGAINST	ABSTAIN
60,067,897	4,384,472	6,209,382

Proposal 3: Adjournment of the Special Meeting, if Necessary

Bats’ stockholders approved a proposal to adjourn the Special Meeting, if necessary or appropriate, including to permit further solicitation of additional proxies in favor of the proposal to adopt the Merger Agreement if there were insufficient votes at the time of the special meeting to adopt the Merger Agreement, but in view of the adoption of the Merger Agreement by Bats’ stockholders, this was not necessary. The following were the tabulated votes “For” and “Against” this proposal as well as the number of “Abstentions”:

FOR	AGAINST	ABSTAIN
66,246,773	4,323,282	91,696

The closing of the merger contemplated by the Merger Agreement is subject to the satisfaction or waiver of the conditions contained in the Merger Agreement.

Item 8.01. Other Events.

On January 17, 2017, Bats issued a press release announcing that Bats stockholders voted to adopt the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K contains certain statements regarding intentions, beliefs and expectations or predictions with respect to the timing of the completion of the transactions contemplated by the Merger Agreement, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The actual timing of the completion of such transactions could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause the actual timing to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that Bats filed with the SEC on December 12, 2016.

Neither Bats nor CBOE Holdings undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities. This Current Report on Form 8-K relates to the proposed merger transaction involving Bats, CBOE Holdings, CBOE Corporation and CBOE V, LLC. In connection therewith, Bats filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Bats and CBOE Holdings commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE Holdings, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136.

Item 9.01. Exhibits and Financial Statements.

(d) Exhibits

99.1 Press Release, dated January 17, 2017, issued by Bats Global Markets, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BATS GLOBAL MARKETS, INC.

	By:	/s/ Eric Swanson
Eric Swanson
Executive Vice President and General Counsel
Date: January 17, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 17, 2017, issued by Bats Global Markets, Inc.